September 9, 2011	Monica J. Shilling Member of the Firm
United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.W. Washington, D.C. 20549 Attention: John M. Ganley, Senior Counsel	d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com
Re:
Ares Capital Corporation (File Nos. 333-174716 & 814-663)

Dear Mr. Ganley:

Ares Capital Corporation (the "Fund") has today filed Amendment No. 2 ("Amendment No. 2") to its registration statement filed on Form N-2 on June 3, 2011 (the "Registration Statement"). This Amendment No. 2 sets forth the responses to the comments of the Staff of the Division of Investment Management (the "Staff") provided in a telephone conversation with me on September 1, 2011 relating to the above-referenced filing.

Set forth below is the comment verbally referenced by the Staff in the telephone conversation on September 1, 2011, and immediately below such comment is the response with respect thereto.

PROSPECTUS

Cover Page

1.    The Staff asked the Fund to include in the registration statement a form of prospectus supplement for each type of security to be registered.

        As noted in our previous response letter dated July 19, 2011, the Fund does not believe that the filing of forms of prospectus supplements for each type of security that may be offered under the Registration Statement is required, nor does the Fund believe that it will provide information that would be either material or useful to investors. Specifically, neither the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), nor the requirements of Form N-2, explicitly or implicitly require registrants to file proposed forms of prospectus supplements for each type of security that may be offered under a universal shelf registration statement.

        Since 1998, the Staff has permitted a closed-end investment company to conduct a shelf offering on Form N-2 in accordance with Rule 415(a)(l)(x) under the Securities Act if such company's securities are "qualified to be registered on Form S-3."(1) Thus, a closed-end investment company that satisfies the registrant and transaction requirements of Form S-3 may register securities on Form N-2 for an offering to be made on a continuous or delayed basis in accordance with Rule 415(a)(l)(x). In this vein, the Staff has permitted business development companies ("BDCs") to conduct shelf offerings on Form N-2 in accordance with Rule 415(a)(l)(x) if their securities are "qualified to be registered on Form S-3." As a result, many BDCs that satisfy the requirements of Form S-3 have been offering and selling securities pursuant to Rule 415(a)(l)(x) for the past several years, including the Fund, which has conducted thirteen shelf offerings during the last seven years. In connection with such offerings pursuant to Rule 415(a)(1)(x), the Fund has undertaken to file a post-effective amendment instead of a prospectus supplement when (1) disclosure in the registration statement must be updated for Securities Act Section 10(a)(3) purposes, (2) there is a "fundamental change" to the disclosure, or (3) there is any new material information regarding, or any material change to, the plan of distribution.(2)

(1)
See Nuveen Virginia Premium Income Municipal Fund, SEC Staff No-Action Letter (Oct. 6, 2006); Pilgrim America Prime Rate Trust, SEC Staff No-Action Letter (May 1, 1998).
(2)
See Item 512 of Regulation S-K.

United States Securities and Exchange Commission
September 9, 2011

        There are no requirements of Form S-3 that explicitly or implicitly require registrants to file proposed forms of prospectus supplements for any type of security that may be offered other than for asset-backed securities ("ABS").(3) The purposes for requiring the filing of forms of prospectus supplements in ABS offerings are not applicable to the Fund. Different rules, including we believe the special requirement to file forms of prospectus supplements, apply to ABS and ABS issuers because, in the U.S. Securities and Exchange Commission's (the "Commission") words:

  "[a]sset-backed securities and ABS issuers differ from corporate securities and operating companies. In offering ABS, there is generally no business or management to describe. Instead, information about the transaction structure and the characteristics and quality of the asset pool and servicing is often what is most important to investors."(4)

        In addition, issuers of ABS are permitted to use Form S-3 without a reporting history.(5) The Fund is not an ABS issuer but instead is engaged in the business of generating income and capital appreciation by, among other things, originating, investing in and managing debt and equity investments. The Fund's disclosure clearly describes the business in which a potential securityholder would be investing and the management of that business. The Fund has a reporting history and there is a track record of public disclosure in each of these areas.

        The Fund's business is more comparable to other companies that lend money or make debt investments, like banks or real estate investment trusts ("REITs"). Mortgage REITs, in particular, are generally engaged in the business of originating, acquiring, investing in and managing, among other things, mortgage loans, mortgage-backed securities and other real estate-related investments, and use universal shelf registration statements without any requirement to file a form of prospectus supplement.

        While the Fund recognizes that the Staff is concerned with the adequacy of information that is provided in a supplemental prospectus, for the reasons outlined above, the Fund does not believe that the filing of forms of prospectus supplements would provide useful disclosure in line with the Staff's and the Commission's prior statements or policies or with past practice. As a result, the Fund proposes that instead of filing forms of prospectus supplements—generally resulting in a repetition of what is already in the Registration Statement, highly speculative and potentially confusing disclosure for transactions that may never be executed upon, and unnecessary expenses that would have to be incurred by the Fund—it undertake that each prospectus supplement used by the Fund in connection with a proposed offering include at a minimum the sections as set forth below. The Fund anticipates that the disclosure in each section would be similar to the disclosure currently included in the Registration Statement but would be updated for changes due to the time of the deal and nature of the security being offered.

(3)
See Instruction V.A to Form S-3.
(4)
See SEC Release No. 33-8518 (March 8, 2005).
(5)
See id. (e.g., "because a reporting history is not required for ABS for Form S-3 eligibility, investment grade ABS offerings registered on that form often must present most of their disclosure in the base prospectus and prospectus supplement in lieu of incorporating information by reference").

  United States Securities and Exchange Commission
  September 9, 2011

Forward-Looking Statements
The Company
Selected Condensed Consolidated Financial Data*
Fees and Expenses (for any equity or equity-linked securities)
Risk Factors (to the extent not included in the Registration Statement and necessary to update information with respect to the securities offered or regarding the Fund)
Use of Proceeds
Price Range of Common Stock and Distributions (for any equity or equity-linked securities)
Ratio of Earnings to Fixed Charges (for any debt security or preferred equity securities unless all material information is already included in the Registration Statement)
Management's Discussion and Analysis of Financial Condition and Results of Operations*
Description of [Security Offered] (unless all material information is already included in the Registration Statement)
Capitalization
Underwriting
Certain Material U.S. Federal Income Tax Considerations (unless all material information is already included in the Registration Statement)
Legal Matters
Interim Financial Statements*

*
To the extent the Fund has filed or has been required to file a Quarterly Report on Form 10-Q containing financial information not included in the Registration Statement.

        The Fund understands that:

          (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

          (b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544. In addition, we would greatly appreciate any additional comments by facsimile to (310) 557-2193.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:
Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation